UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 8, 2020

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:

Investor Relations

Leandro Perez Castaño, Finance and IR Manager.

* leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations Officer

* calmagro@tgs.com.ar

(   (+5411) 4865-9077

http://www.tgs.com.ar/investors

Media Relations Mario Yaniskowski ( (+5411) 4865-9050 ext. 1238

TGS Announces Results for the

First Quarter ended on March 31, 2020(1)

Transportadora de Gas del Sur ("TGS" or "the Company") is the leader in Argentina in the transportation of natural gas, transporting approximately 59% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 2.9 Bcf/d. It is one of the main natural gas processors. In addition, TGS’ infrastructure investments in Vaca Muerta basin will allow the Company to grow significantly in the provision of services to natural gas producers, positioning TGS as one of the main Midstreamers in Vaca Muerta.

TGS shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

The controlling company of TGS is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) Grupo Investor Petroquímica S.L. (member of the GIP group, led by the Sielecki family), WST S.A. (member of the Werthein Group) and PCT L.L.C. with the remaining 50%.

For further information, see our website www.tgs.com.ar

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of March 31, 2020

TGS holds 794,495,283 issued shares and 765,719,743 outstanding shares.

Buenos Aires, Argentina, May 8, 2020

During the three-month period ended March 31, 2020 (1Q2020), total income amounted to Ps. 3,401 million, or Ps. 4.39 per share (Ps. 21.94 per ADS), compared to Ps. 3,546 million, or Ps. 4.50 per share (Ps. 22.48 per ADS) for the same period in 2019 (1Q2019).

Operating profit amounted to Ps. 5,061 million in 1Q2020, Ps. 728 million lower than in 1Q2019. This variation was mainly due to:

•Lower revenues of Ps. 1,554 million, mainly related to lower revenues at the Natural Gas Liquids ("Liquids") Production and Commercialization and the Natural Gas Transportation business segments amounting to Ps. 1,324 million and Ps. 516 million, respectively.

•Operating costs and Administrative and selling expenses decreased by Ps. 955 million, compared to 1Q2019.

•Depreciation increased by Ps. 235 million.

Financial results showed a positive variation of Ps. 596 million.

(1)The financial information presented in this press release is based on consolidated financial statements presented in constant Argentine pesos as of March 31, 2020 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

http://www.tgs.com.ar

Quarterly Highlights during 1Q2020

➢During 1Q2020, we continued incurring in capital expenditures of Ps. 2,742 million that allow us to continue operating our natural gas pipeline system and to finalize investments in the Vaca Muerta area.

➢Within the framework of the share buyback program approved during 1Q2020, we bought Ps. 1,373 million of our own shares (3,777,757 ADRs equivalent to 18,888,785 shares).

➢On March 25, 2020, the production of natural gas liquids at the Cerri Complex reached a new daily production record of 4,217 short tons.

➢As a consequence of the extraordinary situation in which we are running our business, that is impacted by the COVID-19 pandemic, we have made necessary adjustments to guarantee the continuity of our operations. For further information, see "COVID-19 and the measures adopted" below.

COVID-19 and the measures adopted

The COVID-19 outbreak caused a global collapse in the demand for products and services as well as volatility in the oil market, and generated a climate of unprecedented uncertainty that triggered a collapse of commodity prices and asset markets.

As of the issuance date of this press release, our financial situation and operational results have been mainly affected by greater delays in the collection of receivables from our main natural gas transportation clients and the decrease in our Liquids revenues due to the abrupt decline in international reference prices starting March 2020. Our natural gas transportation activity is considered an essential public service, and thus, is being provided as in normal circumstances.

It is estimated that global economy and Argentina will face a severe recession scenario, affecting our operations and financial results. As a result, and in order to mitigate this impact and guarantee the continuity of our operations and health of our employees:

•We have adopted all the measures dictated by the government to guarantee the health of our employees and the communities where we carry out our activities.

•We have reduced capital expenditures and operating and administration expenses, without affecting the security tasks that allow us to operate the natural gas pipeline system in accordance with current regulations.

•We have implemented all those public health measures enforced by authorities to make the operation in the Cerri Complex viable.

•We have suspended the execution of those works that do not affect the integrity of the natural gas pipeline system.

•We have implemented a daily cash flow evolution control to make decisions depending on how it evolves.

Considering our current financial position and the measures taken, we believe that we will have sufficient liquidity to meet our current working capital needs and pay our short-term financial debt without tapping any external sources to finance it.

Despite the aforementioned measures taken by us, the scale and duration of these developments remain uncertain but could impact our operation results, cash flow and financial condition, which will depend on the severity of the health emergency and the success of governmental measures taken and those that may be taken in the future.

Transportadora de Gas del Sur S.A. 3

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar

Analysis of the results

1Q2020 vs. 1Q2019

TGS posted total revenues of Ps. 12,121 million in 1Q2020, a Ps. 1,554 million decrease compared to Ps. 13,675 million recorded in 1Q2019.

Revenues from the Natural Gas Transportation segment are mainly derived from firm contracts, under which pipeline capacity is reserved and paid, regardless of actual usage by the shipper. The Natural Gas Transportation business segment represented approximately 44% and 43% of TGS’ total revenues during 1Q2020 and 1Q2019, respectively.

Revenues from the Natural Gas Transportation segment in 1Q2020 decreased by Ps. 516 million, compared to 1Q2019. This negative variation was mainly due to the negative effect of the inflation restatement following the provisions of IAS 29 - “Financial Information in Hyperinflationary Economies” (“IAS 29”) totaling 1,958 million which was not offset by the nominal tariff increase of 26% granted by Resolution No. 192/2019 from April 1, 2019 (under the Integral Tariff Renegotiation process) amounting to Ps. 969 million, and the higher volumes transported under the interruptible and exchange and displacement contracts for Ps. 449 million.

Liquids Production and Commercialization revenues accounted for approximately 48% and 53% of the total revenues in 1Q2020 and 1Q2019, respectively. During 1Q2020, production reached 330,067 short tons, which was 24,998 short tons higher than the production of 1Q2019.

Liquids revenues decreased by Ps. 1,324 million, to Ps. 5,857 million in 1Q2020. This variation was mainly due to: (i) the impact of the restatement according to IAS 29 of Ps. 2,358 million, (ii) the nominal variation in international reference prices that led to a decrease in revenues of Ps. 1,150 million, and (iii) the decrease in the volumes of ethane sold by Ps. 457 million. These effects were partially offset by the increase in the nominal variation of the exchange rate on revenues denominated in US dollars that amounted to Ps. 2,403 million.

Total volumes dispatched decreased by 6%, or 19,354 short tons in 1Q2020, compared to 1Q2019, which were mainly related to lower exported short tons of propane and butane. This effect was partially offset by the higher volumes of butane sold in the local market and natural gasoline exported.

The breakdown of volumes dispatched by market and product and revenues by market is included below:

Transportadora de Gas del Sur S.A. 4

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar

Other Services business segment includes midstream and telecommunication activities. As a percentage of the Company’s total revenues, this segment accounted for approximately 8% and 4% of the revenues in 1Q2020 and 1Q2019, respectively.

Other Services revenues increased by Ps. 286 million in 1Q2020 compared to 1Q2019. This increase was mainly due to higher services of natural gas transportation and conditioning rendered in Vaca Muerta totaling Ps. 261 million and the nominal effect of the exchange rate on revenues denominated in US dollars of Ps. 233 million. These effects were partially offset by the restatement following IAS 29 of Ps. 189 million.

Operating costs and administrative and selling expenses, excluding depreciation, decreased by approximately Ps. 954 million in the 1Q2020 compared to 1Q2019. This variation is mainly explained by: (i) the decrease in natural gas costs of Ps. 1,061 million, given by the restatement effect following the provisions of IAS 29 and lower volumes processed (these effects were partially offset by an increase in the price of the natural gas purchased as RTP measured in Argentine pesos, while the price in US dollars decreased), and (ii) the lower tax fees and contributions amounting to Ps. 148 million. These effects were partially offset by the increase in doubtful accounts for Ps. 156 million and repair and maintenance costs of fixed assets for Ps. 98 million.

Financial results are presented in gross terms considering the effects of change in the currency purchasing power ("Gain on monetary position") in a single separate line. In 1Q2020, financial results recorded a positive variation of Ps. 596 million compared to 1Q2019. This variation was mainly due to: (i) the impact of the monetary position of Ps. 753 million as a result of the increase in the net monetary liability position, (ii) the gain obtained by the derivative financial instruments of Ps. 605 million and (iii) the results for the acquisition of our debt notes of Ps. 315 million. These effects were partially offset by: (i) higher net foreign exchange loss by Ps. 430 million, (ii) lower capitalization of financial costs of Ps. 342 million and (iii) lower interest income generated by assets of Ps. 337 million, due mainly to the decrease of Argentine peso investment yields.

Transportadora de Gas del Sur S.A. 5

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar

Financial Position Analysis

Net Debt

As of March 31, 2020, our net debt amounted to Ps. 23,958 million compared to Ps. 24,443 million as of December 31, 2019. Our total net financial debt is totally denominated in US dollars for both periods (which is shown in pesos in the table below).

.

The table included below shows a reconciliation of our net debt:

Liquidity and capital resources

The net variation in cash and cash equivalents for 1Q2020, and 1Q2019 was as follows:

Below is a reconciliation of the free cash flows for the 1Q2020 and 1Q2019:

Transportadora de Gas del Sur S.A. 6

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar

1Q2020 vs. 1Q2019

During 1Q2020, net decrease in cash and cash equivalents and free cash flow amounted to Ps. 6,358 million and Ps. 2,454 million, respectively.

During 1Q2020, cash flow generated by the operating activities amounted to Ps. 5,196 million, Ps. 191 million above 1Q2019. This was mainly due to lower income tax payments and the revenues received by derivative financial instruments contracted in order to cover the decline in the prices of Liquids sold.

Cash flow provided by investing activities amounted to Ps. 8,325 million in 1Q2020, Ps. 3,445 million higher than 1Q2019 mainly because of the payment for the acquisition of financial assets not considered cash equivalents. This effect was partially offset by lower payments in capital expenditures investment after concluded the works construction related to the development of the midstream business at Vaca Muerta.

Finally, cash flow used for financing activities amounted to Ps. 3,229 million. The increase compared to 1Q2019 was mainly due to the cash flows used for the acquisition of treasury shares at Ps. 1,373 million. Additionally, during 1Q2020 we cancelled financial debts and acquired our debt notes amounting to Ps. 1,856 million.

First Quarter 2020 earnings conference call

TGS invites you to participate in the conference call to discuss this 1Q2020 announcement on Monday May 11, 2020 at 10:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time. To listen to the call from USA dial: +1-877-407-9210, and for international calls dial: +1-201-689-8049. To view the webcast, go to www.tgs.com.ar.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Transportadora de Gas del Sur S.A. 7

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar

Financial Information for the 1Q2020 and 1Q2019

(In millions of Argentine pesos, except for per share and per ADS information in pesos or where otherwise indicated)

	First Quarters	
	1Q2020	1Q2019
Natural Gas Transportation	5,392	5,908
Liquids Production and Commercialization	5,857	7,181
Other Services	872	586
Revenues	**12,121**	**13,675**
Operating costs	(4,789)	(5,724)
Administrative and Selling Expenses	(1,172)	(1,191)
Other Operating Results	59	(47)
Operating profit before depreciation	**6,219**	**6,713**
Depreciation	(1,158)	(924)
Operating profit	**5,061**	**5,789**
Net Financial Results	(255)	(851)
Share of gain / (loss) from associates	5	(7)
Total comprehensive income before Income Tax	**4,811**	**4,931**
Income Tax expense	(1,410)	(1,385)
Total comprehensive income	**3,401**	**3,546**
Earnings per share	**4.39**	**4.50**
Earnings per ADS	**21.94**	**22.48**

Transportadora de Gas del Sur S.A. 8

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar

Transportadora de Gas del Sur S.A. 9

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar

Transportadora de Gas del Sur S.A. 10

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar

Consolidated Statement of Cash Flows for the 1Q2020 and 1Q2019

(In millions of Argentine pesos)

	1Q2020	1Q2019
Cash flows provided by operating activities		
Total comprehensive income for the year	3,401	3,546
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	1,158	924
Derivate financial instruments results	(420)	185
Disposal of property, plant and equipment	2	8
Increase in allowances and provisions	55	70
Share of loss from associates	(5)	7
Interest expense accrual	637	608
Interest income on other financial assets other than cash and cash equivalents	(30)	(2)
Income tax	1,410	1,385
Doubtful accounts	156	-
Foreign exchange loss	2,087	984
Acquisition of Notes	(315)	-
Gain on monetary position	(1,494)	(510)
Changes in assets and liabilities:		
Trade receivables	(1,014)	(1,016)
Other receivables	(10)	(874)
Inventories	(339)	178
Trade payables	16	(172)
Payroll and social security taxes payable	(118)	(3)
Taxes payable	(35)	(26)
Contract assets	73	-
Other payables	(2)	138
Interest paid	-	(17)
Derivative financial instruments payment	-	-
Income tax paid	(408)	(931)
Contract liabilities	259	523
Derivative financial instruments results	132	-
Cash flows provided by operating activities	**5,196**	**5,005**
Cash flows used in investing activities		
Additions to property, plant and equipment	(2,742)	(4,884)
Financial assets not considered cash equivalents	(5,583)	4
Cash flows used in investing activities	**(8,325)**	**(4,880)**
Cash flows (used in) / provided by financing activities		
Payment of loans	(1,068)	(20)
Cost of adquisition of treasury shares	(1,373)	-
Cost of acquisition of Notes	(788)	-
Cash flows (used in) / provided by financing activities	**(3,229)**	**(20)**
Net (decrease) / increase in cash and cash equivalents	**(6,358)**	**105**
Cash and cash equivalents at the beginning of the year	10,482	27,484
Foreign exchange gain on cash and cash equivalents	61	2,977
Monetary result effect on cash and cash equivalents	(473)	(2,757)
Cash and cash equivalents at the end of the period	**3,712**	**27,809**

Transportadora de Gas del Sur S.A. 11

3672 Don Bosco St. (1206), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice president

Date: May 8, 2020